Filed Pursuant to Rule 424(b)(3)
Registration No. 333-213271

CIM INCOME NAV, INC.
SUPPLEMENT NO. 5 DATED APRIL 5, 2019
TO THE PROSPECTUS DATED NOVEMBER 27, 2018
This document supplements, and should be read in conjunction with, the prospectus of CIM Income NAV, Inc. dated November 27, 2018, Supplement No. 1 dated December 12, 2018, Supplement No. 2 dated January 7, 2019, Supplement No. 3 dated February 7, 2019 and Supplement No. 4 dated March 7, 2019. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of CIM Income NAV, Inc.;
(2)	the net asset value (“NAV”) per share for each class of common stock on each business day for the month of March 2019;
(3)	information regarding the share redemption limit; and
(4)	recent real property acquisitions.
OPERATING INFORMATION

Status of Our Public Offering
The registration statement for our initial public offering of $4,000,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on December 6, 2011 and was subsequently superseded by registration statements declared effective on August 26, 2013 and February 10, 2017. We are offering up to $3,500,000,000 in shares of common stock pursuant to our primary offering, consisting of four classes of shares of common stock: D Shares, T Shares, S Shares and I Shares. We are also offering $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of D Shares, T Shares, S Shares and I Shares with a dollar value up to the maximum offering amount.
During the month of March 2019, we accepted investors’ subscriptions for, and issued, a total of approximately 619,000 shares of our common stock in our offering, resulting in gross proceeds to us of approximately $11.1 million, consisting of approximately 550,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $9.9 million ($5.3 million in D Shares, $4.6 million in T Shares, and $50,000 in I Shares), and approximately 69,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $1.2 million. As of March 31, 2019, we had accepted investors’ subscriptions for, and issued, approximately 42.7 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $770.5 million.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering as well as to renew, extend or terminate registration at any time.

NAV per Share
The following is a list of the NAV per share on each business day for the month of March 2019 for each of our classes of common stock:

	NAV per Share
Date	D Shares	T Shares	S Shares	I Shares
March 1, 2019	$17.92	$17.61	*	$18.15
March 4, 2019	$17.92	$17.61	*	$18.15
March 5, 2019	$17.92	$17.61	*	$18.15
March 6, 2019	$17.92	$17.61	*	$18.15
March 7, 2019	$17.92	$17.61	*	$18.15
March 8, 2019	$17.91	$17.61	*	$18.15
March 11, 2019	$17.91	$17.60	*	$18.14
March 12, 2019	$17.91	$17.60	*	$18.14
March 13, 2019	$17.91	$17.60	*	$18.15
March 14, 2019	$17.89	$17.58	*	$18.12
March 15, 2019	$17.89	$17.58	*	$18.12
March 18, 2019	$17.88	$17.58	*	$18.12
March 19, 2019	$17.88	$17.57	*	$18.12
March 20, 2019	$17.87	$17.56	*	$18.10
March 21, 2019	$17.87	$17.56	*	$18.10
March 22, 2019	$17.87	$17.56	*	$18.10
March 25, 2019	$17.85	$17.54	*	$18.08
March 26, 2019	$17.83	$17.52	*	$18.06
March 27, 2019	$17.83	$17.52	*	$18.06
March 28, 2019	$17.83	$17.52	*	$18.06
March 29, 2019	$17.83	$17.51	*	$18.06

* Not available. We did not issue any S Shares as of March 31, 2019.
The NAV per share is the price at which we sold our shares pursuant to purchase orders (excluding applicable upfront selling commissions and dealer manager fees charged on D Shares and T Shares), and redeemed shares pursuant to redemption requests, on the business day specified. Purchases and redemptions will be made in accordance with our policies as set forth in the registration statement and prospectus to which this prospectus supplement relates. Please refer to “Valuation Policies” beginning on page 99 of the current prospectus, as supplemented, for important information about how NAV is determined for each of our classes of common stock. Our NAV per share for each share class, which is updated daily, along with our registration statement, prospectus and prospectus supplements are available on our website https://www.cimgroup.com/strategies/individual/inav#summary.
Redemption Limit
As disclosed on our website, as of March 31, 2019, our NAV was $599,130,351. As of April 1, 2019, the redemption limit for the quarter ending June 30, 2019 was 10% of our NAV as of March 31, 2019. Given that sales of our common stock have exceeded redemption requests quarter to date, the redemption limit as of April 1, 2019 has not been reduced below 10% of our NAV as of March 31, 2019. For a complete discussion of redemption limits, refer to the section of our prospectus captioned “Share Purchases and Redemptions — Redemption Limitations” beginning on page 201 of the prospectus.

PROSPECTUS UPDATES
Recent Real Property Acquisitions
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Assets” beginning on page 21 of the prospectus and the section of our prospectus captioned “Investment Objectives, Strategy and Policies — Real Property Acquisitions” beginning on page 81 of the prospectus, and describes our real estate holdings as of March 31, 2019, and the activity that occurred subsequent to the activity as of February 28, 2019 previously disclosed in our prospectus, as supplemented.
As of March 31, 2019, we, through separate wholly-owned limited liability companies and limited partnerships, owned 153 properties, acquired for an aggregate purchase price of $917.8 million, located in 35 states, consisting of six anchored shopping centers, 123 retail, 14 industrial and distribution, and 10 office properties, comprising approximately 5.8 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. We did not acquire or dispose of any properties between March 1, 2019 and March 31, 2019.

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